                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP
                -------------------------------------------------
                            (Name of Subject Company)

                NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP
                -------------------------------------------------
                        (Name of Person Filing Statement)

             CLASS A LIMITED PARTNERSHIP UNITS; DEPOSITARY RECEIPTS
             ------------------------------------------------------
                        (Titles of Classes of Securities)

                                  000644206-104
                                  -------------
                     ((CUSIP) Number of Class of Securities)

                             Stephen M. Honig, Esq.
                                Derek Davis, Esq.
                            Goldstein & Manello, P.C.
                               265 Franklin Street
                                Boston, MA 02110
                             Telephone: 617-439-8900
                            Telecopier: 617-439-8988


ITEM 1.  SECURITY AND SUBJECT COMPANY.

     This Schedule 14D-9 relates to the Class A Limited Partnership Units (and the Depositary Receipts into which such Class A Limited Partnership Units are convertible) issued by New England Realty Associates Limited Partnership, a Massachusetts limited partnership (the "Subject Company").

     The address of the principal executive offices of the Subject Company is 39 Brighton Avenue, Allston, Massachusetts 02134.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to a certain "Offer to Purchase for Cash Units or Depositary Receipts representing up to 8,500 Class A Units" (the "Offer") of the Subject Company. The Offer was made by MacKenzie Patterson, Inc. and Sutter Capital Management, LLC (the "Bidders"), pursuant to a solicitation sent on a date unknown to the Subject Company to holders of the Subject Company's of Class A Units and Depositary Receipts (collectively, the "Holders"). The Bidders' principal executive offices are located 1640 School Street, Moraga, California 94556. The foregoing information regarding the Bidders is based on information contained in the solicitation sent to the Holders. A copy of the Offer was delivered to the Subject Company by one of the Holders on March 11, 1999. In the Offer, the Bidders offered to purchase Class A Units or Depositary

Receipts representing up to 8,500 Class A Limited Partnership Units of the Subject Company for a purchase price of $90.00 per Class A Limited Partnership Unit (or $9.00 per Depositary Receipt) less any distributions paid to such Holder by the Subject Company after March 7, 1999, on the terms and conditions set forth in the Offer.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The Subject Company is filing this Schedule 14D-9. The name of the Subject Company is New England Realty Associates Limited Partnership which has a principal executive office address at 39 Brighton Avenue, Allston, Massachusetts 02134.

     (b) The authorized capital of the Subject Company is represented by three classes of partnership units ("Partnership Units"). There are two categories of limited partnership interests ("Class A Units" and "Class B Units"), and one category of general partnership interest (the "General Partnership Units"). The Class A Units originally were issued to creditors and limited partners of the Subject Company's predecessor. Each Class A Unit is exchangeable for ten publicly traded depositary receipts ("Receipts"). The Class B Units were issued to the original general partners of the Subject Company. The General Partnership Units are held by the current general partner of the Subject Company, NewReal, Inc. (the "General Partner").

     The Subject Company is managed by the General Partner, which is a Massachusetts corporation wholly owned by the owners of all of the issued and outstanding Class B Units, Ronald Brown and Harold Brown. The General Partner has employed The Hamilton Company, Inc. (the "Hamilton Company"), the successor to the Hamilton Management Corporation, to perform the management functions for the Subject Company's properties. The Hamilton Company employs Ronald Brown and Harold Brown. The Hamilton Company is wholly owned by Harold Brown.

     The Subject Company is engaged in the business of acquiring, developing, holding for investment, operating and selling real estate. The Second Amended and Restated Contract of Limited Partnership of the Subject Company (the "Partnership Agreement") authorizes the General Partner to acquire real estate and real estate related investments from or in participation with either or both of Harold Brown and Ronald Brown, or their affiliates, upon the satisfaction of certain terms and conditions, including the approval of the Partnership's Advisory Committee, and limitations on the price paid by the Subject Company for such investments. The Partnership Agreement also permits the Subject Company's limited partners and the General Partner to make loans to the Subject Company, subject to certain limitations on the rate of interest which may be charged to the Subject Company. Except for the foregoing, the Subject Company does not have any policies prohibiting any limited partner, general partner, or any other person from having any direct or indirect pecuniary interest in any investment to be acquired or disposed of by the Subject Company or in any transaction to which the Subject Company is a party or has an interest in or from engaging for their own account in business activities of the types conducted or to be conducted by the Subject Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) POSITION OF THE GENERAL PARTNER. The General Partner, on behalf of the Subject Company, is recommending that the Holders decline the Offer of the Bidders. The General Partner's position is being provided to the Holders in a letter from the Subject Company dated March 24, 1999.

     (b) REASONS FOR GENERAL PARTNER'S POSITION. The reasons for the General Partner's position are as follows: (i) the purchase price offered by the Bidders for the Class A Units and corresponding Receipts is below the price at which such Units historically have been purchased by the Subject Company (which has on occasion purchased periodically offered Units at ten times the then market price for Receipts) and, in the case of Receipts, the price at which the Receipts are currently traded on the Nasdaq Smallcap Market (which at March 19, 1999, the closing last trade price per Receipt was $10.75); (ii) Holders who transfer their shares prior to March 31, 1999 will not receive the proposed distribution announced by the Subject Company on March 1, 1999, in the amount of $4.60 per Class A Unit or $.46 per Receipt (a 12.2% increase over the 1998 distribution), and a one-time dividend of $3.50 per Class A Unit or $.35 per Receipt; and (iii) Holders may realize a better return on their investment by holding their Class A Units and/or Receipts if the value of such securities increases. The aforementioned one time dividend of $3.50 per Class A Unit or $.35 per Receipt is being made by the Subject Company to assist Holders in their payment of income taxes resulting from extraordinary income which such Holders recognized in 1998. Holders who sell their Class A Units or Receipts prior to the distribution will remain responsible for their 1998 income taxes, but will not have the benefit of utilizing the one-time dividend to defray such tax costs.

     Based on its real estate experience, knowledge of the real estate markets in which the Subject Company's properties are located, and recent improvements in the operating performance of the commercial and residential properties, the General Partner believes that the net asset value of the Subject Company is higher than the amount reflected by the proposed purchase price for Class A Units and Receipts contained in the Offer of the Bidders. In addition, the Bidders propose to offset the purchase price of the Class A Units and/or Receipts by any distributions or dividends to be received by the Holders after March 7, 1999. Therefore the proposed purchase price represents a discount to the actual value of a Class A Unit and/or Receipt of the Subject Company.

     The long-term goals of the Subject Company are to manage, rent and improve its properties and, as suitable opportunities arise, to acquire additional properties with income and capital appreciation potential. When appropriate, the Subject Company may sell or refinance selected properties with low debt-to-equity ratios. Proceeds from any such sales or refinancings will be reinvested in acquisitions of other properties, distributed to the partners, or used for operating expenses or reserves, as determined by the General Partner. The General Partner believes Holders will be better served if they maintain their investment in the Subject Company, as the Subject Company strives to achieve its long-term goals.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     None

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

          (a) In January 1999, Harold Brown purchased a total aggregate amount of 4,000 Receipts through open market purchases which were reported on Forms 4 and 5 Statements of Changes in Beneficial Ownership.

          (b) Harold Brown does not intend to sell any of his securities.


ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     None

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

          (a) Letter to Holders dated March 24, 1999

          (b) Copy of statement contained in Voice Mail of Subject Company which relates to the Offer made by the Bidders.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       March 24, 1999
                                       ----------------------------------------
                                          (Date)

                                       /s/ Ronald Brown
                                       ----------------------------------------
                                          (Signature)

                                       Ronald Brown, President New Real, Inc.
                                       ----------------------------------------
                                          (Name and Title)